SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTIETH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with the presence of the Board members via video conferencing. 2. DATE: November 5, 2021 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	reviewed and discussed the preliminary version of the Interim Financial Information for the third quarter of 2021 (Consolidated) and recorded that the matter will be analyzed once again and resolved at the next meeting;
II.	was informed and discussed the progress of the works of the external auditor, Deloitte Touche Tohmatsu Auditores Independentes, on the Interim Financial Information for the third quarter of 2021;
III.	unanimously approved, after hearing the Statutory Audit Committee, the terms of the Related-Party Transaction and Conflict of Interest Policy - NPC 0106, the loan agreement in the form of checking account between Copel (Holding Company) and Copel Distribuição S.A., under the proposed conditions and respecting the market’s commutation aspects. This resolution is contingent upon the consent of the National Electric Energy Agency (ANEEL);
IV.	was informed about the preliminary proposal for the 2022 budget, which will be subject to resolution at the next meeting;
V.	analyzed the preview of the Corporate Risk Portfolio for the fourth quarter of 2021, together with the joint review of risks related to the Company’s Strategic Planning for 2022 - 2026, and recorded that the matter will be analyzed once again and resolved at the next meeting;
VI.	was informed and discussed information related to the indicators and goals of the 2022-2026 Strategic Planning, and presented its recommendations. The matter will be analyzed once again at the next meeting;
VII.	received updated information and discussed the cybersecurity actions implemented at the Company;
VIII.	was informed about the indicators of the Investor Relations area, discussed the matters presented and requested that the matter be discussed every quarter;
IX.	unanimously authorized the proposal to amend article 5 of the Bylaws of Copel (Holding Company), supplementing the proposal already submitted to the Extraordinary Shareholders’ Meeting (AGE) to be held on November 26, 2021, to reflect what has already been resolved by this Board;
X.	received a report from the Company’s Statutory Audit Committee on several matters and discussed the matters presented;
XI.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented; and
XII.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTÔNIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 220th Ordinary Board of Directors’ Meeting drawn up in the Company’s Book No. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 8, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.